Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated January 2, 2024 to Prospectus dated February 21, 2023

Registration No. 333-269881

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

January 2, 2024

	2024 Series A 5.00% Senior Notes due 2034	2024 Series B 5.35% Senior Notes due 2054
Principal Amount:	$500,000,000	$500,000,000
Expected Ratings* (Moody’s/S&P/Fitch):	A2 (stable outlook) / BBB+ (negative outlook) / A (stable outlook)	A2 (stable outlook) / BBB+ (negative outlook) / A (stable outlook)
Trade Date:	January 2, 2024	January 2, 2024
Settlement Date (T+4)**:	January 8, 2024	January 8, 2024
Final Maturity Date:	January 15, 2034	January 15, 2054
Interest Payment Dates:	January 15 and July 15	January 15 and July 15
First Interest Payment Date:	July 15, 2024	July 15, 2024
Optional Redemption:	Make Whole Call at T+20 bps prior to October 15, 2033; Par Call on or after October 15, 2033	Make Whole Call at T+20 bps prior to July 15, 2053; Par Call on or after July 15, 2053
Benchmark Treasury:	4.500% due November 15, 2033	4.125% due August 15, 2053
Benchmark Treasury Yield:	3.941%	4.097%
Spread to Benchmark Treasury:	+115 bps	+127 bps
Reoffer Yield:	5.091%	5.367%
Coupon:	5.00%	5.35%
Price to Public:	99.291% of the principal amount	99.746% of the principal amount
Proceeds to the Company Before Expenses:	98.641% of the principal amount	98.871% of the principal amount
CUSIP/ISIN:	927804 GP3/US927804GP31	927804 GQ1/US927804GQ14
Joint Book-Running Managers:	BNP Paribas Securities Corp., BofA Securities, Inc., Mizuho Securities USA LLC, PNC Capital Markets LLC, RBC Capital Markets, LLC, CIBC World Markets Corp. and Regions Securities LLC
Co-Manager:	Loop Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated January 2, 2024, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BNP Paribas Securities Corp.	1-800-854-5674 (toll-free)
BofA Securities, Inc.	1-800-294-1322 (toll-free)
Mizuho Securities USA LLC	1-866-271-7403 (toll-free)
PNC Capital Markets LLC	1-855-881-0697 (toll-free)
RBC Capital Markets, LLC	1-866-375-6829 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the fourth business day following the date of this final term sheet (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next business day will be required, by virtue of the fact that the Senior Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.